FOIA CONFIDENTIAL TREATMENT REQUESTED UNDER 17 C.F.R. § 200.83

BY OCH-ZIFF CAPITAL MANAGEMENT GROUP LLC

March 7, 2014

BY EDGAR

Ms. Stephanie J. Ciboroski

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-7010

RE:	Och-Ziff Capital Management Group LLC
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 28, 2013
File No. 001-33805

Dear Ms. Ciboroski:

On behalf of Och-Ziff Capital Management Group LLC (the “Company”), this letter responds to the comments of the Staff of the SEC set forth in your letter dated December 16, 2013, relating to the Company’s 2012 Form 10-K filing as noted above.

Further to the Company’s conversations with the Staff on March 6, 2014, please find attached the supplemental submissions provided to the Staff on March 2, 2014, and February 25, 2014. Each supplemental submission follows up on the Company’s response letter dated January 15, 2014, that addresses the Staff’s comments dated December 16, 2013. The March 2, 2014 correspondence, which is attached hereto as Exhibit A, relates to Comment 17, and the February 25, 2014 correspondence, which is attached hereto as Exhibit B, relates to Comment 6.

In addition, please note that the Company is requesting confidential treatment pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83, with respect to portions of Exhibit A. Please note the version of Exhibit A included herein omits confidential information included in an unredacted version delivered to the Staff. Such redactions are denoted herein by bracketed asterisks (“[***]”).

FOIA CONFIDENTIAL TREATMENT REQUESTED UNDER 17 C.F.R. § 200.83

BY OCH-ZIFF CAPITAL MANAGEMENT GROUP LLC

United States Securities and Exchange Commission

Stephanie J. Ciboroski

March 7, 2014

If you have any questions or need any additional information or wish to discuss any part of the Company’s responses, please call me at (212) 790-0160 or Jeffrey C. Blockinger at (212) 719-7302.

Very Truly Yours,

OCH-ZIFF CAPITAL MANAGEMENT GROUP LLC

/s/ Joel M. Frank
By:	Joel M. Frank
Title:	Chief Financial Officer, Senior Chief Operating Officer and Executive Managing Director

Exhibit A

[Attached.]

CLO Consolidation Analysis – The following is the Company’s consolidation analysis for its CLOs. This discussion focuses on the purpose and design of the entity and our considerations of economic significance when determining the primary beneficiary of the CLOs (VIEs). We also have provided our analysis of related party considerations and the determination of the primary beneficiary. Note the Company is aware that each individual CLO requires a separate analysis under the standards, however has aggregated the analyses and conclusions below in response to the Staff’s request. The terms and conditions of the CLO agreements are substantially the same, along with the composition of, and restrictions on, the underlying collateral pools. The consolidation analysis conclusions herein are the same for each CLO in all material respects.

CLO Structure

[***]

Purpose and Design of the Company’s CLOs

The Company launched its first CLO in July 2012 and its fifth CLO in December 2013. The purpose and design behind each CLO were as follows:

1.	To provide the senior and subordinated note holders attractive investment opportunities within the current interest rate and credit markets at the time of the offering, with the senior note holders exposed to less risk and with a lower potential return relative to the subordinated note holders: The subordinated note holders, generally in each case consisting of [***] (see composition later herein), are provided access to the leveraged loan markets. [***]. The subordinated notes at the time of inception, when assuming reasonable market-based assumptions would produce an IRR ranging from [***] at an average of approximately [***], as detailed in Exhibit 1. The economics of each CLO is driven by a managed pool of loan collateral, all being similar in nature and construct, which is further described herein.

2.

To allow the Company to be more active in the credit markets: As a point of reference as of January 1, 2013, the Company had AUM [***] in credit assets it managed with CLOs representing [***]. As an investment manager, the Company has significant experience in the credit markets but entering the CLO business allows the Company incremental insight into the dynamics of that business. This provides greater deal flow from counterparties and the opportunity to obtain greater market intelligence. By managing the CLOs, the Company is better able to monitor changes in the credit markets, and identify opportunities for its credit investors. The earnings releases have discussed the

Company’s strategy with respect to the CLO market since inception of the CLO platform as recently as the second quarter 2013[1]. [***].

While the senior notes and subordinated notes were designed to generate attractive returns for all their holders, a significant consideration in the purpose and design of each CLO was to allow for the investment by our [***].

Additional Information on Design and Economics

Each CLO generally has at least [***] senior note tranches. The senior most tranche represents approximately [***] of each CLO’s initial capital structure and the subordinated note class represents approximately [***] of each CLO’s initial capital structure. The design of the CLO and its fee structure was intended to mirror similar CLOs in the marketplace. [***] standard market convention and, due to the timing of the launch and nature of the Company’s CLOs, the restrictions on the type of investments, the investment management strategy and the composition of the collateral pool, the Company has [***] of receiving significant [***] from the CLOs. As detailed in the analysis in Exhibit 1, which analyzed possible returns to the CLOs across a spectrum, with key assumptions ranging up to two standard deviations from the Company’s initial market scenarios, factoring in the composition of the collateral pools, there was little, if any, [***] earned by the Company.

The [***] point management fee is in line with other CLOs in the market. This differs significantly from the rest of the OZ Funds that invest in credit related products (that are not CLOs), where there are management fees [***]. We further note that the fees expected to be earned by the Company from these CLOs are [***] when compared to the total management fees and incentive income earned by the Company.

[1]	The Company’s investment process focuses on generating consistent, positive, absolute returns across market cycles with low volatility compared to the broader markets. Our goal is to preserve capital during periods of market decline and produce competitive investment performance in rising markets. We seek to generate fund returns without relying on asset concentration or market direction. As highlighted by the Company’s Chief Executive Officer during various earning releases (Q2 2013) - “We remain focused on attracting new investors to our platforms, as well as increasing the share of assets from existing investors. A well-established, multi-strategy platform and our growing platforms in credit, real estate and long/short equity created diversified suite of products that enhances our ability to attract new capital from varying sources… We are not simply trying to capture yield; instead, we are investing where we see value based on the fundamentals of the underlying assets such as in commercial real estate related credit, leveraged loans, and distressed corporate credit… Our growing CLO business complements this effort by increasing our visibility and access to a broad range of credit assets. We are building and expanding our dedicated credit and long/short equity platforms, based on the global expertise of our investment teams and infrastructure. The synergies between our investment teams and products result in increased opportunity for our fund investors both in terms of potential returns and in relation to varying platforms to choose from, which should generate those returns. These initiatives are a natural extension of our existing expertise and business.”

Even if the Company were to exceed the [***] hurdle given in the scenario analysis in Exhibit 1, the Company does not believe that it would achieve benefits that could potentially be significant to each CLO. In the scenarios where the [***] hurdle was exceeded, the net benefits earned by the collateral manager relative to the performance of the CLOs would be [***]. The fact that the Company does not expect to earn meaningful [***].

The IRR for the initial market scenarios ranges between [***] relative to the hurdle rate of [***]. The Company’s initial market scenarios are reflective of the composition of each CLO’s collateral pool after applying reasonable market-based assumptions.

The terms and characteristics of the Company’s financial interest:

Given the Company’s experience in the credit markets and its existing infrastructure, the Company was able to launch its CLO platform without requiring significant capital infusion. The expected incremental fees, primarily in the form of management fees, earned by the Company provide [***] sufficient margins, for the Company to introduce and actively manage its CLO platform.

The fees earned by the Company from the CLO are not significant for the following reasons:

(a)	As mentioned above, as the collateral manager, the Company started a CLO product primarily to provide a new credit product to investors, including the OZ Funds, and to obtain increased access to and insight into the credit markets. [***]. While the management fees the Company earns are a variable interest due to their subordination to other interests, there is not a direct correlation between the decrease in management fees and any losses on the assets of the CLO.

(b)	The CLOs were designed to offer investors variable returns by issuing different tranches of notes with different risks. The CLOs issued a subordinated tranche in order to provide such investors the ability to enhance their returns through the use of leverage in the CLO. The Company set an incentive income hurdle rate in line with market-based rates. However, it is not the expectation that the Company will earn any [***] that could be potentially significant to the CLO given the investment management strategy, the composition of the portfolio and restriction on the types of investments the CLOs may hold, examples of which are generally as follows:

[***]

The Company’s financial interests in the CLOs are only management fees and incentive income. [***]. As such, the Company’s risk in the CLOs is only the non-receipt of management fees and potential incentive income. The management fees are economically capped in that they are [***] of the collateral par value.

To determine if the Company has rights to receive benefits from each CLO that could potentially be significant, the Company performed the analyses in Exhibit 1.

With respect to the quantitative analysis performed for each CLO, the Company used Intex models incorporating a variety of inputs to derive the potential returns that each CLO could generate to its note holders given the composition of the underlying collateral pool and market conditions at the time of inception for each CLO. The Company’s analyses considered all contractual benefits that the Company could potentially receive from each of the CLOs.

In developing the analyses, the Company considered the major inputs that drive performance for each CLO. These inputs include default rates (CDR), reinvestment spreads (credit spreads), prepayment risk (CPR), severity (loss in default), and reinvestment price.

Given the Company’s experience as an investment manager, the Company believes that reinvestment spreads (credit spreads) and default rates (CDR) have the most variability that impacts the performance of each CLO.

[***]

Using the industry means and standard deviations derived from the historical information, the Company ran Intex models to derive an industry baseline scenario IRR. Additionally, the Company analyzed the impact of stressing the individual inputs by one and two standard deviations to assess the sensitivity of each input to the economics generated by the CLO.

The Company believes that two standard deviations from its initial market scenario provide a reasonable statistical measure with respect to sensitivity in evaluating returns that could potentially generate significant performance for each CLO.

In the sensitivity analyses in Exhibit 1, the Company separately stressed the CLO models’ credit spreads and default rates while keeping the other significant input constant. We note that credit spreads and default rates are positively correlated; that is, in periods when spreads widen (which increases returns), the market would observe an increase in defaults (which decreases returns). Stressing one input (e.g. credit spreads) by one and two standard deviations while holding the other input (e.g. default rates) constant is not reflective of what one would expect in normal market behavior but does result in a more extreme sensitivity spectrum.

Whether in the initial market scenarios or the additional scenarios provided in which the Company stressed certain assumptions up to two standard deviations, the Company determined that the total fees the Company could earn could not potentially be significant to the CLO. [***].

CONCLUSION

Based on the various quantitative scenarios / analyses performed in Exhibit 1, the Company concluded that the rights of the Company to receive benefits from each CLO could not potentially be significant to the CLO. Furthermore, none of the Company’s CLOs have any contractual recourse against the Company for any losses incurred and there are no liquidity arrangements, guarantees, and/or other commitments that could make any of the Company’s variable interests significant. After consideration of the qualitative factors described above with respect to the design and purpose of the CLOs in conjunction with the Company’s rights to receive benefits, the Company concludes that from a qualitative and quantitative perspective, individually and in the aggregate, it does not have rights to benefits that could potentially be significant to each CLO.

Related Party Analysis

[***]. The Company only has a variable interest in the CLOs through its management fee and potential incentive income. [***]

Within the Company’s consolidation analysis, the Company concluded that that neither the Company nor any one of its related parties has the characteristics in paragraph 810-10-25-38A but, as a group, the Company and its related parties have the power and significant exposure to the overall economic performance of each CLO. ASC 810-10-25-44 states that the party within the related party group that is most closely associated with the VIE is the primary beneficiary. The determination of which party within the related party group is most closely associated with the VIE requires judgment and shall be based on an analysis of all relevant facts and circumstances. Based on the analyses, the Company concluded that the [***] is the related party entity that is most closely associated with each CLO and therefore is deemed to be the primary beneficiary. The facts and circumstances considered in determining which related party was most closely associated included, but were not limited to:

•	The existence of a principal-agency relationship between parties within the related party group;

•	The relationship and significance of the activities of the VIE to the various parties within the related party group;

•	A party’s exposure to the variability associated with the anticipated economic performance of the VIE;

•	The design of the VIE

In performing its analyses, the Company considered all facts and circumstances relevant to each party within the related party group. These facts and circumstances are as follows:

•	As discussed earlier, the CLOs do allow the Company to be more active in the credit markets. While this is helpful to the Company, this factor should be weighed within the context of the overall business of the Company. As an investment manager, the Company is already very active in the credit market and has significant access to information and this benefit is only incremental. [***].

•	The Company was involved in setting up the CLO entities. As an investment manager, the Company routinely sets up these types of investment vehicles with the express intention to meet the needs of its fund investors.

•	[***].

•	In its capacity as collateral manager, the Company manages the activities of the CLO. The Company acts as an agent managing the investments of each CLO on behalf of the [***] and the [***]. The Company’s decision to start a CLO product was largely due to the [***] interest in the CLO market which provided levered returns in the current low interest rate environment.

•	The CLOs were created in part for the investment purposes of the subordinated note holders. [***].

•	Our CLO entities provide attractive opportunities in the credit market through a low cost leverage vehicle that was previously not offered to the [***].

•	Starting a CLO product allowed the [***] to earn enhanced returns [***]. This factor is indicative that the design of the CLOs contemplated the return priorities of the [***] in its purpose and design.

•	The relationship and significance of each CLO’s activities are more closely associated with the [***]. The CLOs and the [***] are each investment vehicles whose primary objectives are to provide investment opportunities to their investors. Both vehicles were designed specifically to meet their investors’ investment objectives, in particular preservation of and return on capital.

•	With respect to the significance of the economics of the CLOs to the Company and to the [***], the potential fees to the Company from each CLO are de minimis when compared to the total revenue of the Company. The potential returns to the [***] from each CLO is material to the overall performance of the [***].

•	[***].

•	[***] the holders of the residual tranche of notes of the CLOs and will incur the first losses on the CLOs with each one having exposure to significant variability in the anticipated economic performance of the CLOs.

•	Within the related party group, the [***] a majority of the subordinated notes in each CLO.

•	Within the related party group, the Company at no time will ever benefit from the majority of the expected returns.

•	The Company’s exposure to the variability is solely related to a loss in its management fees and potential incentive income.

•	The Company does not have a variable interest in the [***] or the [***].

We considered all the factors described in ASC 810-10-25-44 and evaluated the facts and circumstances specific to each CLO and the relationships among the related party group. We looked at all relevant factors in their entirety considering the facts and circumstances involved. Based on our analyses we concluded that in our judgment, the [***] is the related party entity that is most closely associated with each CLO and therefore is deemed to be the primary beneficiary.

Exhibit 1

[***]

Exhibit B

[Attached.]

Follow Up to Question 6 (Deferred Income of Consolidated Funds):

The accounting prescribed by the AICPA’s Audit and Accounting Guide – Investment Companies permits the allocation of capital (i.e. incentive income) on the balance sheet to the general partner as if the fund were liquidated as of the reporting date – regardless of whether all contingencies have been resolved – for the fund’s standalone reporting purposes. However, Och-Ziff Capital Management Group LLC (“OZM”) follows Method 1 discussed in ASC 605-20-S99-1 (“Method 1”) in its consolidated financial statements, which requires that all contingencies be resolved before incentive income can be recognized in earnings. We considered three options for reconciling the inconsistencies in the authoritative guidance.

First, we considered whether any of the incentive that would be allocated to the general partner in a hypothetical liquidation but that is subject to clawback should reduce the noncontrolling interests (“NCI”). If no such allocation was made to the general partner for incentive income that was subject to clawback, the ending balance of the NCI would be overstated in a hypothetical liquidation, as these amounts would not be paid to the NCI.

Second, we considered how Method 1 should be applied to the consolidated funds. We considered whether we would present the fund’s earnings in the form of net realized and unrealized gains and losses, other income, expenses, etc. of the fund, and allocate the portion of the income that would be allocable to the general partner as if the fund were hypothetically liquidated at the balance sheet date. This approach did not seem appropriate under GAAP because not all contingencies have been resolved. We believe the portion of income allocable to the general partner should be recognized in the same pattern as if the fund were not consolidated.

Finally, we considered the use of a deferral mechanism. This would allow us to reconcile the two concepts of retaining specialized accounting of a consolidated fund, while continuing to preserve the spirit of Method 1. This approach allows us to both defer incentive income, which will not be recognized in earnings until such time as it is no longer subject to clawback, while also allowing the NCI to be properly stated.

Examples

Set forth below are examples of how this deferral approach would be presented in OZM’s consolidated financial statements. We have included both the consolidated balance sheets and income statements of OZM and the standalone financial statements of Fund XYZ, a fund of which OZM is general partner and consolidates. For purposes of these examples, we assume that the assets of Fund XYZ are the only assets held by consolidated OZM.

In Example 1, we assume that the incentive income earned by OZM is not subject to clawback. As a result, all of the income earned by Fund XYZ is presented in the OZM consolidated income statement. In addition, the controlling interest holder is allocated only the portion of incentive income that is not subject to any contingencies, which is consistent with Method 1.

In Example 2, we assume that the incentive income earned by OZM is subject to clawback. In this case, we continue to consolidate the fund income statement, but to respect Method 1, we record a debit to OZM’s consolidated income statement so that we do not recognize the portion of Fund XYZ’s income attributable to us (i.e. the incentive allocation) that is subject to clawback.

By recording the debit to OZM’s consolidated income statement, the equity and the income attributable to the NCI agrees with Fund XYZ’s standalone financial statements, which are prepared using the specialized accounting for investment companies. If we did not record the debit to the Change in the Deferred Income in OZM’s consolidated income statement and, instead, attributed the OZM incentive allocation to the NCI, then the NCI ending equity balance would not equal the limited partners’ capital balance in Fund XYZ’s standalone financial statements.

In Example 3, we assume that Fund XYZ incurred a loss and that the income previously allocable to OZM is clawed back. Fund XYZ’s standalone financial statements reflect a loss of $100 of which $20 is attributable to OZM. The Deferred Incentive Income Liability is reversed on OZM’s consolidated balance sheet and a credit to the Change in Deferred Income is recorded on OZM’s consolidated income statement. The result is that the NCI ending equity balance agrees with the limited partners’ ending capital balance in Fund XYZ’s standalone balance sheet and OZM’s consolidated income statement does not allocate to OZM any portion of Fund XYZ’s loss as this was deferred in a previous period as it was still subject to clawback (i.e. Example 2).

In Example 4, we assumed that the incentive allocation that was deferred in Example 2 in OZM’s consolidated financial statements is no longer subject to clawback. Because this was previously recognized in Fund XYZ’s standalone financial statements, no entry is recorded. In OZM’s consolidated financial statements, the Change in Deferred Incentive Income Liability is debited with a corresponding credit to OZM’s consolidated income statement to give recognition that the clawback contingency has ended. We feel this gives appropriate consideration to Method 1.

Och-Ziff Capital Management Group LLC

Example 1: Deferred Incentive Income - Income Not Subject to Clawback

The example below presents a scenario where OZM, as general partner, has been allocated $20 of incentive income that is free of any clawback contingencies, and therefore able to be recognized in OZM’s earnings.

Fund XYZ Balance Sheet		OZM Balance Sheet
Investments	1,000	Assets of Consolidated Funds	1,000
Fund Liabilities	(400)	Liabilities of Consolidated Funds	(400)

Net Assets	600	Deferred Incentive Income Liability	—

		Total Equity	600

Net Assets Attributable to:		Equity Attributable to:
General Partner (no contributed capital; all incentive allocation)	20	Class A Shareholders	20
Limited Partners ($500 contributed capital; $80 retained earnings)	580	Noncontrolling Interest	580

Net Assets	600	Net Assets	600

Fund XYZ Income Statement		OZM Income Statement
Investment Income / Net Realized and Unrealized Gains	150	Income / Net Gains of Consolidated Funds	150
Fund Expenses (e.g. interest, etc.)	(50)	Expenses of Consolidated Funds	(50)

Consolidated Net Income	100	Change in Deferred Income of Consolidated Funds	—

		Consolidated Net Income	100

Net Income Attributable to:
General Partner (20% incentive allocation)	20	Net Income Attributable to:
Limited Partners	80	Class A Shareholders	20

Consolidated Net Income	100	Noncontrolling Interest	80

		Consolidated Net Income	100

Ex 1 - Income Not Subj to Claw

Och-Ziff Capital Management Group LLC

Example 2: Deferred Incentive Income - Income Subject to Clawback

The example below presents a scenario where OZM, as general partner, has been allocated $20 of incentive income that as of the date of the financial statements remains subject to clawback.

Fund XYZ Balance Sheet		OZM Balance Sheet
Investments	1,000	Assets of Consolidated Funds	1,000
Fund Liabilities	(400)	Liabilities of Consolidated Funds	(400)

Net Assets	600	Deferred Incentive Income Liability	(20)

		Total Equity	580

Net Assets Attributable to:		Equity Attributable to:
General Partner (no contributed capital; all incentive allocation)	20	Class A Shareholders	—
Limited Partners ($500 contributed capital; $80 retained earnings)	580	Noncontrolling Interest	580

Net Assets	600	Net Assets	580

Fund XYZ Income Statement		OZM Income Statement
Investment Income / Net Realized and Unrealized Gains	150	Income / Net Gains of Consolidated Funds	150
Fund Expenses (e.g. interest, etc.)	(50)	Expenses of Consolidated Funds	(50)

Consolidated Net Income	100	Change in Deferred Income of Consolidated Funds	(20)

		Consolidated Net Income	80

Net Income Attributable to:
General Partner (20% incentive allocation)	20	Net Income Attributable to:
Limited Partners	80	Class A Shareholders	—

Consolidated Net Income	100	Noncontrolling Interest	80

		Consolidated Net Income	80

Ex 2 - Income Subj to Clawback

Och-Ziff Capital Management Group LLC

Example 3: Deferred Incentive Income - Losses Resulting in Clawback

The example below presents a scenario where OZM, as general partner, had been previously been allocated $20 of incentive income that was deferred due to potential clawback, and as of the date of the financial statements was actually clawed-back due to $100 of losses in a subsequent period.

Fund XYZ Balance Sheet		OZM Balance Sheet
Investments	900	Assets of Consolidated Funds	900
Fund Liabilities	(400)	Liabilities of Consolidated Funds	(400)

Net Assets	500	Deferred Incentive Income Liability	—

		Total Equity	500

Net Assets Attributable to:		Equity Attributable to:
General Partner (no contributed capital; all incentive allocation)	—	Class A Shareholders	—
Limited Partners ($500 contributed capital; $0 retained earnings)	500	Noncontrolling Interest	500

Net Assets	500	Net Assets	500

Fund XYZ Income Statement		OZM Income Statement
Investment Income / Net Realized and Unrealized Gains	(50)	Income / Net Gains of Consolidated Funds	(50)
Fund Expenses (e.g. interest, etc.)	(50)	Expenses of Consolidated Funds	(50)

Consolidated Net Loss	(100)	Change in Deferred Income of Consolidated Funds	20

		Consolidated Net Loss	(80)

Net Income Attributable to:
General Partner (20% incentive allocation)	(20)	Net Income Attributable to:
Limited Partners	(80)	Class A Shareholders	—

Consolidated Net Loss	(100)	Noncontrolling Interest	(80)

		Consolidated Net Loss	(80)

Ex 3 - Losses Resulting in Claw

Och-Ziff Capital Management Group LLC

Example 4: Deferred Incentive Income - Deferred Income Recognized

The example below presents a scenario where OZM, as general partner, had been previously been allocated $20 of incentive income that was deferred due to potential clawback, and as of the date of the financial statements was recognized in earnings due to all clawback contingencies being resolved.

Fund XYZ Balance Sheet		OZM Balance Sheet
Investments	1,000	Assets of Consolidated Funds	1,000
Fund Liabilities	(400)	Liabilities of Consolidated Funds	(400)

Net Assets	600	Deferred Incentive Income Liability	—

		Total Equity	600

Net Assets Attributable to:		Equity Attributable to:
General Partner (no contributed capital; all incentive allocation)	20	Class A Shareholders	20
Limited Partners ($500 contributed capital; $80 retained earnings)	580	Noncontrolling Interest	580

Net Assets	600	Net Assets	600

Fund XYZ Income Statement		OZM Income Statement
Investment Income / Net Realized and Unrealized Gains	—	Income / Net Gains of Consolidated Funds	—
Fund Expenses (e.g. interest, etc.)	—	Expenses of Consolidated Funds	—

Consolidated Net Income	—	Change in Deferred Income of Consolidated Funds	20

		Consolidated Net Income	20

Net Income Attributable to:
General Partner (20% incentive allocation)	—	Net Income Attributable to:
Limited Partners	—	Class A Shareholders	20

Consolidated Net Income	—	Noncontrolling Interest	—

		Consolidated Net Income	20

Ex 4 - Dfd Income Recognized